Exhibit 1



GOODLETTSVILLE, Tennessee - November 30, 2000 --- Dollar General Corporation (NYSE: DG) today reported total retail sales for the four weeks ended November 24, 2000, equaled $397.4 million compared with $341.7 million in 1999, an increase of 16.3 percent. Same-store sales for the four-week period increased
2.0 percent versus an increase of 3.4 percent in the corresponding period a year ago.

For the year-to-date through November 24, 2000, Dollar General total retail sales increased 14.9 percent to $3.5 billion from $3.0 billion in the same period a year ago. Same-store sales for the 43-week period increased 0.9 percent.

Outlook:
--------
For the month of December, the Company expects total sales to increase 17-20% and comparable stores to increase 2-5%. Sales for the five-week period of December will be released on Thursday, January 4, 2001.

Weekly sales trends are announced on Mondays after the market closes and can be attained online at www.dollargeneral.com or by calling (615) 855-5529.

The following comments contain references to years 2001, 2000 and 1999, which represent fiscal years ending February 1, 2002, February 2, 2001, and January 28, 2000, respectively.

Because the Company has adopted the Retail Federation Reporting Calendar, the Company's fiscal year ending February 2, 2001, will include 53 weeks of sales and expenses compared with a 52-week period in 1999. To avoid confusion as to comparable periods, the following earnings guidance reflects only the comparable 52-week period.

For the 52-week period, total company revenues and same-store sales are expected to increase 15-16% and 1-2%, respectively as compared with the same period in 1999. Gross profit as a percentage of net sales is expected to increase 0.20%-0.25% compared with gross profit in 1999, as a result of lower transportation expense, as a percentage of sales and better purchase markup. Based on current sales expectations, management anticipates operating expense, as a percentage of

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net  sales,  will  increase  0.90%-1.10%  compared  to  operating  expense  as a percentage of net sales in 1999. Interest expense as a percentage of net sales is expected to increase 0.10%-0.15%, reflecting higher interest rates than the same period a year ago. The tax rate is expected to be approximately 36.25%.

Dollar General operates more than 4,889 neighborhood stores in 25 states with distribution centers in Florida, Georgia, Kentucky, Mississippi, Missouri, Oklahoma and Virginia.

This press release contains historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company believes the assumptions underlying these forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties, including, but not limited to, general transportation and distribution delays or interruptions, inventory risks due to shifts in market demand, changes in product mix, interruptions in suppliers' business, fuel price and interest rate fluctuations, and costs and delays associated with building, opening and operating new distribution centers ("DCs") and stores. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.


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